

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2014

Via E-mail
James P. Regan
Chairman, President and Chief Executive Officer
Dynamics Research Corporation
Two Tech Drive
Andover, Massachusetts 01810-2434

> **Re: Dynamics Research Corporation**
> **Schedule 14D-9**
> **Filed December 30, 2013**
> **File No. 005-34774**

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Item 4. The Solicitation or Recommendation, page 10

Background of the Offer, page 11

1.   Please revise to disclose the negotiation of Mr. Regan's consulting arrangement and the transaction-related bonuses for Messrs. Regan and Keleher and Ms. Tsingos.

2.   Refer to the following sentence on page 16: "On the evening of December 15, 2013, Messrs. Regan and Keleher had a dinner with Mr. Smeraglinolo and Craig Reed, Engility's Senior Vice President, Strategy and Corporate Development, to discuss integration strategy as well as key issues to be resolved prior to finalizing a definitive agreement." Please revise to disclose the key issues that were discussed.

Projected Financial Information, page 34

3.   We note that you have disclosed a summary of DRC's unaudited financial forecast covering the years ending December 31, 2013 through 2017. Please disclose the full forecast or tell us what you have omitted from the summary.

Annex C: Opinion of Stifel Nicolaus & Company, Incorporated, dated December 20, 2013

4.   We note the following statement in the Stifel opinion: "Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger and is not to be relied upon by any shareholder of the Company or the Buyer or any other person or entity." Please delete this limitation, as it is inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Stifel's belief that shareholders cannot rely on the opinion to support any claims against Stifel arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense would be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of the defense would have no effect on the rights and responsibilities of DRC's board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Stifel would have no effect on the rights and responsibilities of either Stifel or the board of directors under the federal securities laws. For guidance, refer to Excerpt from Current Issues and Rulemaking Projects Outline, Section II.D.1 (November 14, 2000), available at: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

5.   We also note the following statement: "Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel's engagement letter agreement with the Company." Please revise to clarify, if true, that Stifel has consented to the use of its opinion and related disclosure in this Schedule 14D-9.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Richard F. Langan, Nixon Peabody LLP